EXHIBIT 21.1

SUBSIDIARIES OF CLEARFIELD, INC.

As of September 30, 2022

Entity Name	State or Other Jurisdiction of Incorporation
Clearfield Finland Ltd (1)	Finland
Nestor Cables Ltd (2)	Finland

1.	100% owned subsidiary of Clearfield, Inc.

2.	100% owned subsidiary of Clearfield Finland Ltd